Exhibit 3.1

ARTICLES OF AMENDMENT

TO THE ARTICLES OF INCORPORATION OF

HAMPTON ROADS BANKSHARES, INC.

1. The name of the Corporation is Hampton Roads Bankshares, Inc.

2. Article III of the Corporation’s Articles of Incorporation shall be amended to provide for the issuance, and to fix the preferences, limitations and relative rights, within the limits permitted by applicable law, of 80,347 shares of the Corporation’s Fixed Rate Cumulative Perpetual Preferred Stock, Series C, all as set forth in Exhibit A attached hereto.

3. Pursuant to Section 13.1-639 of the Virginia Stock Corporation Act (the “Act”), the Articles of Incorporation permit the Corporation’s Board of Directors to amend the Articles of Incorporation in order to establish the preferences, limitations and relative rights of one or more series of the corporation’s authorized class of Preferred Stock without the approval of the corporation’s shareholders. The foregoing amendment was adopted on December 18, 2008 by the Corporation’s Board of Directors without shareholder approval pursuant to such section of the Act. The Corporation has not issued any shares of the Fixed Rate Cumulative Perpetual Preferred Stock, Series C, as of the date hereof.

4. The Certificate of Amendment shall become effective immediately upon filing in accordance with Section 13.1-606 of the Act.

Date: December 24, 2008	HAMPTON ROADS BANKSHARES, INC.

By:
Jack W. Gibson
Vice Chairman, President and Chief Executive Officer

EXHIBIT A

Certificate of Designations

CERTIFICATE OF DESIGNATIONS

OF

FIXED RATE CUMULATIVE PERPETUAL PREFERRED STOCK, SERIES C

OF

HAMPTON ROADS BANKSHARES, INC.

Hampton Roads Bankshares, Inc., a corporation organized and existing under the laws of the Commonwealth of Virginia (the “Corporation”), in accordance with the provisions of Title 13.1 of Chapter 9 of the Code of Virginia thereof, does hereby certify:

The board of directors of the Corporation (the “Board of Directors”) or an applicable committee of the Board of Directors, in accordance with the Articles of Incorporation of the Corporation and applicable law, adopted the following resolution on December 18, 2008 creating a series of 80,347 shares of Preferred Stock of the Corporation designated as “Fixed Rate Cumulative Perpetual Preferred Stock, Series C”.

RESOLVED, that pursuant to the provisions of the Articles of Incorporation of the Corporation and applicable law, a series of Preferred Stock, no par value per share, of the Corporation be and hereby is created, and that the designation and number of shares of such series, and the voting and other powers, preferences and relative, participating, optional or other rights, and the qualifications, limitations and restrictions thereof, of the shares of such series, are as follows:

Article III of the Articles of Incorporation of Hampton Roads Bankshares, Inc. is hereby amended to include a new section (e) of Article III, which reads as follows:

(e)	Fixed Rate Cumulative Perpetual Preferred Stock, Series C

(i) Designation and Number of Shares. There is hereby created out of the authorized and unissued shares of preferred stock of the Corporation a series of preferred stock designated as the “Fixed Rate Cumulative Perpetual Preferred Stock, Series C” (the “Series C Preferred Stock”). The authorized number of shares of Series C Preferred Stock shall be 80,347.

(ii) Standard Provisions. The Standard Provisions contained in Schedule A attached hereto are incorporated herein by reference in their entirety and shall be deemed to be a part of this Certificate of Designations to the same extent as if such provisions had been set forth in full herein.

(iii) Definitions. The following terms are used in this Certificate of Designations (including the Standard Provisions in Schedule A hereto) as defined below:

(A) “Common Stock” means the common stock, par value $0.625 per share, of the Corporation.

(B) “Dividend Payment Date” means February 15, May 15, August 15 and November 15 of each year.

(C) “Junior Stock” means the Common Stock and any other class or series of stock of the Corporation the terms of which expressly provide that it ranks junior to Series C Preferred Stock as to dividend rights and/or as to rights on liquidation, dissolution or winding up of the Corporation.

(D) “Liquidation Amount” means $1,000 per share of Series C Preferred Stock.

(E) “Minimum Amount” means $20,086,750.

(F) “Parity Stock” means any class or series of stock of the Corporation (other than Series C Preferred Stock) the terms of which do not expressly provide that such class or series will rank senior or junior to Series C Preferred Stock as to dividend rights and/or as to rights on liquidation, dissolution or winding up of the Corporation (in each case without regard to whether dividends accrue cumulatively or non-cumulatively). Without limiting the foregoing, Parity Stock shall include the Corporation’s Series A Preferred Stock and Series B Preferred Stock.

(G) “Signing Date” means the Original Issue Date.

(iv) Certain Voting Matters. Holders of shares of Series C Preferred Stock will be entitled to one vote for each such share on any matter on which holders of Series C Preferred Stock are entitled to vote, including any action by written consent.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, Hampton Roads Bankshares, Inc. has caused this Certificate of Designations to be signed by Jack W. Gibson, its Vice Chairman, President and Chief Executive Officer, this 24th day of December, 2008.

HAMPTON ROADS BANKSHARES, INC.

By:
Jack W. Gibson
Vice Chairman, President and Chief Executive

Schedule A

STANDARD PROVISIONS

Section 1. General Matters. Each share of Series C Preferred Stock shall be identical in all respects to every other share of Series C Preferred Stock. The Series C Preferred Stock shall be perpetual, subject to the provisions of Section 5 of these Standard Provisions that form a part of the Certificate of Designations. The Series C Preferred Stock shall rank equally with Parity Stock and shall rank senior to Junior Stock with respect to the payment of dividends and the distribution of assets in the event of any dissolution, liquidation or winding up of the Corporation.

Section 2. Standard Definitions. As used herein with respect to Series C Preferred Stock:

(a) “Applicable Dividend Rate” means (i) during the period from the Original Issue Date to, but excluding, the first day of the first Dividend Period commencing on or after the fifth anniversary of the Original Issue Date, 5% per annum and (ii) from and after the first day of the first Dividend Period commencing on or after the fifth anniversary of the Original Issue Date, 9% per annum.

(b) “Appropriate Federal Banking Agency” means the “appropriate Federal banking agency” with respect to the Corporation as defined in Section 3(q) of the Federal Deposit Insurance Act (12 U.S.C. Section 1813(q)), or any successor provision.

(c) “Business Combination” means a merger, consolidation, statutory share exchange or similar transaction that requires the approval of the Corporation’s shareholders.

(d) “Business Day” means any day except Saturday, Sunday and any day on which banking institutions in the State of New York generally are authorized or required by law or other governmental actions to close.

(e) “Bylaws” means the bylaws of the Corporation, as they may be amended from time to time.

(f) “Certificate of Designations” means the Certificate of Designations or comparable instrument relating to the Series C Preferred Stock, of which these Standard Provisions form a part, as it may be amended from time to time.

(g) “Charter” means the Corporation’s certificate or articles of incorporation, as amended and/or restated from time to time.

(h) “Dividend Period” has the meaning set forth in Section 3(a).

(i) “Dividend Record Date” has the meaning set forth in Section 3(a).

(j) “Liquidation Preference” has the meaning set forth in Section 4(a).

(k) “Original Issue Date” means the date on which shares of Series C Preferred Stock are first issued.

(l) “Preferred Director” has the meaning set forth in Section 7(b).

(m) “Preferred Stock” means any and all series of preferred stock of the Corporation, including the Series C Preferred Stock.

(n) “Qualified Equity Offering” means the sale and issuance for cash by the Corporation to persons other than the Corporation or any of its subsidiaries after the Original Issue Date of shares of perpetual Preferred Stock, Common Stock or any combination of such stock, that, in each case, qualify as and may be included in Tier 1 capital of the Corporation at the time of issuance under the applicable risk-based capital guidelines of the Corporation’s Appropriate Federal Banking Agency (other than any such sales and issuances made pursuant to agreements or arrangements entered into, or pursuant to financing plans which were publicly announced, on or prior to October 13, 2008).

(o) “Share Dilution Amount” has the meaning set forth in Section 3(b).

(p) “Standard Provisions” mean these Standard Provisions that form a part of the Certificate of Designations relating to the Series C Preferred Stock.

(q) “Successor Preferred Stock” has the meaning set forth in Section 5(a).

(r) “Voting Parity Stock” means, with regard to any matter as to which the holders of Series C Preferred Stock are entitled to vote as specified in Sections 7(a) and 7(b) of these Standard Provisions that form a part of the Certificate of Designations, any and all series of Parity Stock upon which like voting rights have been conferred and are exercisable with respect to such matter.

Section 3. Dividends.

(a) Rate. Holders of Series C Preferred Stock shall be entitled to receive, on each share of Series C Preferred Stock if, as and when declared by the Board of Directors or any duly authorized committee of the Board of Directors, but only out of assets legally available therefor, cumulative cash dividends with respect to each Dividend Period (as defined below) at a rate per annum equal to the Applicable Dividend Rate on (i) the Liquidation Amount per share of Series C Preferred Stock and (ii) the amount of accrued and unpaid dividends for any prior Dividend Period on such share of Series C Preferred Stock, if any. Such dividends shall begin to accrue and be cumulative from the Original Issue Date, shall compound on each subsequent Dividend Payment Date (i.e., no dividends shall accrue on other dividends unless and until the first Dividend Payment Date for such other dividends has passed without such other dividends having been paid on such date) and shall be payable quarterly in arrears on each Dividend Payment Date, commencing with the first such Dividend Payment Date to occur at least 20 calendar days after the Original Issue Date. In the event that any Dividend Payment Date would otherwise fall on a day that is not a Business Day, the dividend payment due on that date will be postponed to the next day that is a Business Day and no additional dividends will accrue as a result of that postponement. The period from and including any Dividend Payment Date to, but excluding, the next Dividend Payment Date is a “Dividend Period”, provided that the initial Dividend Period shall be the period from and including the Original Issue Date to, but excluding, the next Dividend Payment Date.

Dividends that are payable on Series C Preferred Stock in respect of any Dividend Period shall be computed on the basis of a 360-day year consisting of twelve 30-day months. The amount of dividends payable on Series C Preferred Stock on any date prior to the end of a Dividend Period, and for the initial Dividend Period, shall be computed on the basis of a 360-day year consisting of twelve 30-day months, and actual days elapsed over a 30-day month.

Dividends that are payable on Series C Preferred Stock on any Dividend Payment Date will be payable to holders of record of Series C Preferred Stock as they appear on the stock register of the Corporation on the applicable record date, which shall be the 15th calendar day immediately preceding such Dividend Payment Date or such other record date fixed by the Board of Directors or any duly authorized committee of the Board of Directors that is not more than 60 nor less than 10 days prior to such Dividend Payment Date (each, a “Dividend Record Date”). Any such day that is a Dividend Record Date shall be a Dividend Record Date whether or not such day is a Business Day.

Holders of Series C Preferred Stock shall not be entitled to any dividends, whether payable in cash, securities or other property, other than dividends (if any) declared and payable on Series C Preferred Stock as specified in this Section 3 (subject to the other provisions of the Certificate of Designations).

(b) Priority of Dividends. So long as any share of Series C Preferred Stock remains outstanding, no dividend or distribution shall be declared or paid on the Common Stock or any other shares of Junior Stock (other than dividends payable solely in shares of Common Stock) or Parity Stock, subject to the immediately following paragraph in the case of Parity Stock, and no Common Stock, Junior Stock or Parity Stock shall be, directly or indirectly, purchased, redeemed or otherwise acquired for consideration by the Corporation or any of its subsidiaries unless all accrued and unpaid dividends for all past Dividend Periods, including the latest completed Dividend Period (including, if applicable as provided in Section 3(a) above, dividends on such amount), on all outstanding shares of Series C Preferred Stock have been or are contemporaneously declared and paid in full (or have been declared and a sum sufficient for the payment thereof has been set aside for the benefit of the holders of shares of Series C Preferred Stock on the applicable record date). The foregoing limitation shall not apply to (i) redemptions, purchases or other acquisitions of shares of Common Stock or other Junior Stock in connection with the administration of any employee benefit plan in the ordinary course of business (including purchases to offset the Share Dilution Amount (as defined below) pursuant to a publicly announced repurchase plan) and consistent with past practice, provided that any purchases to offset the Share Dilution Amount shall in no event exceed the Share Dilution Amount; (ii) purchases or other acquisitions by a broker-dealer subsidiary of the Corporation solely for the purpose of market-making, stabilization or customer facilitation transactions in

Junior Stock or Parity Stock in the ordinary course of its business; (iii) purchases by a broker-dealer subsidiary of the Corporation of capital stock of the Corporation for resale pursuant to an offering by the Corporation of such capital stock underwritten by such broker-dealer subsidiary; (iv) any dividends or distributions of rights or Junior Stock in connection with a shareholders’ rights plan or any redemption or repurchase of rights pursuant to any shareholders’ rights plan; (v) the acquisition by the Corporation or any of its subsidiaries of record ownership in Junior Stock or Parity Stock for the beneficial ownership of any other persons (other than the Corporation or any of its subsidiaries), including as trustees or custodians; and (vi) the exchange or conversion of Junior Stock for or into other Junior Stock or of Parity Stock for or into other Parity Stock (with the same or lesser aggregate liquidation amount) or Junior Stock, in each case, solely to the extent required pursuant to binding contractual agreements entered into prior to the Signing Date or any subsequent agreement for the accelerated exercise, settlement or exchange thereof for Common Stock. “Share Dilution Amount” means the increase in the number of diluted shares outstanding (determined in accordance with generally accepted accounting principles in the United States, and as measured from the date of the Corporation’s consolidated financial statements most recently filed with the Securities and Exchange Commission prior to the Original Issue Date) resulting from the grant, vesting or exercise of equity-based compensation to employees and equitably adjusted for any stock split, stock dividend, reverse stock split, reclassification or similar transaction.

When dividends are not paid (or declared and a sum sufficient for payment thereof set aside for the benefit of the holders thereof on the applicable record date) on any Dividend Payment Date (or, in the case of Parity Stock having dividend payment dates different from the Dividend Payment Dates, on a dividend payment date falling within a Dividend Period related to such Dividend Payment Date) in full upon Series C Preferred Stock and any shares of Parity Stock, all dividends declared on Series C Preferred Stock and all such Parity Stock and payable on such Dividend Payment Date (or, in the case of Parity Stock having dividend payment dates different from the Dividend Payment Dates, on a dividend payment date falling within the Dividend Period related to such Dividend Payment Date) shall be declared pro rata so that the respective amounts of such dividends declared shall bear the same ratio to each other as all accrued and unpaid dividends per share on the shares of Series C Preferred Stock (including, if applicable as provided in Section 3(a) above, dividends on such amount) and all Parity Stock payable on such Dividend Payment Date (or, in the case of Parity Stock having dividend payment dates different from the Dividend Payment Dates, on a dividend payment date falling within the Dividend Period related to such Dividend Payment Date) (subject to their having been declared by the Board of Directors or a duly authorized committee of the Board of Directors out of legally available funds and including, in the case of Parity Stock that bears cumulative dividends, all accrued but unpaid dividends) bear to each other. If the Board of Directors or a duly authorized committee of the Board of Directors determines not to pay any dividend or a full dividend on a Dividend Payment Date, the Corporation will provide written notice to the holders of Series C Preferred Stock prior to such Dividend Payment Date.

Subject to the foregoing, and not otherwise, such dividends (payable in cash, securities or other property) as may be determined by the Board of Directors or any duly authorized committee of the Board of Directors may be declared and paid on any securities, including Common Stock and other Junior Stock, from time to time out of any funds legally available for such payment, and holders of Series C Preferred Stock shall not be entitled to participate in any such dividends.

Section 4. Liquidation Rights.

(a) Voluntary or Involuntary Liquidation. In the event of any liquidation, dissolution or winding up of the affairs of the Corporation, whether voluntary or involuntary, holders of Series C Preferred Stock shall be entitled to receive for each share of Series C Preferred Stock, out of the assets of the Corporation or proceeds thereof (whether capital or surplus) available for distribution to shareholders of the Corporation, subject to the rights of any creditors of the Corporation, before any distribution of such assets or proceeds is made to or set aside for the holders of Common Stock and any other stock of the Corporation ranking junior to Series C Preferred Stock as to such distribution, payment in full in an amount equal to the sum of (i) the Liquidation Amount per share and (ii) the amount of any accrued and unpaid dividends (including, if applicable as provided in Section 3(a) above, dividends on such amount), whether or not declared, to the date of payment (such amounts collectively, the “Liquidation Preference”).

(b) Partial Payment. If in any distribution described in Section 4(a) above the assets of the Corporation or proceeds thereof are not sufficient to pay in full the amounts payable with respect to all outstanding shares of Series C Preferred Stock and the corresponding amounts payable with respect of any other stock of the Corporation ranking equally with Series C Preferred Stock as to such distribution, holders of Series C Preferred Stock and the holders of such other stock shall share ratably in any such distribution in proportion to the full respective distributions to which they are entitled.

(c) Residual Distributions. If the Liquidation Preference has been paid in full to all holders of Series C Preferred Stock and the corresponding amounts payable with respect of any other stock of the Corporation ranking equally with Series C Preferred Stock as to such distribution has been paid in full, the holders of other stock of the Corporation shall be entitled to receive all remaining assets of the Corporation (or proceeds thereof) according to their respective rights and preferences.

(d) Merger, Consolidation and Sale of Assets Not Liquidation. For purposes of this Section 4, the merger or consolidation of the Corporation with any other corporation or other entity, including a merger or consolidation in which the holders of Series C Preferred Stock receive cash, securities or other property for their shares, or the sale, lease or exchange (for cash, securities or other property) of all or substantially all of the assets of the Corporation, shall not constitute a liquidation, dissolution or winding up of the Corporation.

Section 5. Redemption.

(a) Optional Redemption. Except as provided below, the Series C Preferred Stock may not be redeemed prior to the first Dividend Payment Date falling on or after the third anniversary of the Original Issue Date. On or after the first Dividend Payment Date falling on or after the third anniversary of the Original Issue Date, the Corporation, at its option, subject to the approval of the Appropriate Federal Banking Agency, may redeem, in whole or in part, at any time and from time to time, out of funds legally available therefor, the shares of Series C Preferred Stock at the time outstanding, upon notice given as provided in Section 5(c) below, at a redemption price equal to the sum of (i) the Liquidation Amount per share and (ii) except as otherwise provided below, any accrued and unpaid dividends (including, if applicable as provided in Section 3(a) above, dividends on such amount) (regardless of whether any dividends are actually declared) to, but excluding, the date fixed for redemption.

Notwithstanding the foregoing, prior to the first Dividend Payment Date falling on or after the third anniversary of the Original Issue Date, the Corporation, at its option, subject to the approval of the Appropriate Federal Banking Agency, may redeem, in whole or in part, at any time and from time to time, the shares of Series C Preferred Stock at the time outstanding, upon notice given as provided in Section 5(c) below, at a redemption price equal to the sum of (i) the Liquidation Amount per share and (ii) except as otherwise provided below, any accrued and unpaid dividends (including, if applicable as provided in Section 3(a) above, dividends on such amount) (regardless of whether any dividends are actually declared) to, but excluding, the date fixed for redemption; provided that (x) the Corporation (or any successor by Business Combination) has received aggregate gross proceeds of not less than the Minimum Amount (plus the “Minimum Amount” as defined in the relevant certificate of designations for each other outstanding series of preferred stock of such successor that was originally issued to the United States Department of the Treasury (the “Successor Preferred Stock”) in connection with the Troubled Asset Relief Program Capital Purchase Program) from one or more Qualified Equity Offerings (including Qualified Equity Offerings of such successor), and (y) the aggregate redemption price of the Series C Preferred Stock (and any Successor Preferred Stock) redeemed pursuant to this paragraph may not exceed the aggregate net cash proceeds received by the Corporation (or any successor by Business Combination) from such Qualified Equity Offerings (including Qualified Equity Offerings of such successor).

The redemption price for any shares of Series C Preferred Stock shall be payable on the redemption date to the holder of such shares against surrender of the certificate(s) evidencing such shares to the Corporation or its agent. Any declared but unpaid dividends payable on a redemption date that occurs subsequent to the Dividend Record Date for a Dividend Period shall not be paid to the holder entitled to receive the redemption price on the redemption date, but rather shall be paid to the holder of record of the redeemed shares on such Dividend Record Date relating to the Dividend Payment Date as provided in Section 3 above.

(b) No Sinking Fund. The Series C Preferred Stock will not be subject to any mandatory redemption, sinking fund or other similar provisions. Holders of Series C Preferred Stock will have no right to require redemption or repurchase of any shares of Series C Preferred Stock.

(c) Notice of Redemption. Notice of every redemption of shares of Series C Preferred Stock shall be given by first class mail, postage prepaid, addressed to the holders of record of the shares to be redeemed at their respective last addresses appearing on the books of the Corporation. Such mailing shall be at least 30 days and not more than 60 days before the date fixed for redemption. Any notice mailed as provided in this Subsection shall be conclusively presumed to have been duly given, whether or not the holder receives such notice, but failure duly to give such notice by mail, or any defect in such notice or in the mailing thereof, to any holder of shares of Series C Preferred Stock designated for redemption shall not affect the validity of the proceedings for the redemption of any other shares of Series C Preferred Stock. Notwithstanding the foregoing, if shares of Series C Preferred Stock are issued in book-entry form through The Depository Trust Corporation or any other similar facility, notice of redemption may be given to the holders of Series C Preferred Stock at such time and in any manner permitted by such facility. Each notice of redemption given to a holder shall state: (1) the redemption date; (2) the number of shares of Series C Preferred Stock to be redeemed and, if less than all the shares held by such holder are to be redeemed, the number of such shares to be redeemed from such holder; (3) the redemption price; and (4) the place or places where certificates for such shares are to be surrendered for payment of the redemption price.

(d) Partial Redemption. In case of any redemption of part of the shares of Series C Preferred Stock at the time outstanding, the shares to be redeemed shall be selected either pro rata or in such other manner as the Board of Directors or a duly authorized committee thereof may determine to be fair and equitable. Subject to the provisions hereof, the Board of Directors or a duly authorized committee thereof shall have full power and authority to prescribe the terms and conditions upon which shares of Series C Preferred Stock shall be redeemed from time to time. If fewer than all the shares represented by any certificate are redeemed, a new certificate shall be issued representing the unredeemed shares without charge to the holder thereof.

(e) Effectiveness of Redemption. If notice of redemption has been duly given and if on or before the redemption date specified in the notice all funds necessary for the redemption have been deposited by the Corporation, in trust for the pro rata benefit of the holders of the shares called for redemption, with a bank or trust company doing business in the Borough of Manhattan, The City of New York, and having a capital and surplus of at least $500 million and selected by the Board of Directors, so as to be and continue to be available solely therefor, then, notwithstanding that any certificate for any share so called for redemption has not been surrendered for cancellation, on and after the redemption date dividends shall cease to accrue on all shares so called for redemption, all shares so called for redemption shall no longer be deemed outstanding and all rights with respect to such shares shall forthwith on such redemption date cease and terminate, except only the right of the holders thereof to receive the amount payable on such redemption from such bank or trust company, without interest. Any funds unclaimed at the end of three years from the redemption date shall, to the extent permitted by law, be released to the Corporation, after which time the holders of the shares so called for redemption shall look only to the Corporation for payment of the redemption price of such shares.

(f) Status of Redeemed Shares. Shares of Series C Preferred Stock that are redeemed, repurchased or otherwise acquired by the Corporation shall revert to authorized but unissued shares of Preferred Stock (provided that any such cancelled shares of Series C Preferred Stock may be reissued only as shares of any series of Preferred Stock other than Series C Preferred Stock).

Section 6. Conversion. Holders of Series C Preferred Stock shares shall have no right to exchange or convert such shares into any other securities.

Section 7. Voting Rights.

(a) General. The holders of Series C Preferred Stock shall not have any voting rights except as set forth below or as otherwise from time to time required by law.

(b) Preferred Stock Directors. Whenever, at any time or times, dividends payable on the shares of Series C Preferred Stock have not been paid for an aggregate of six quarterly Dividend Periods or more, whether or not consecutive, the authorized number of directors of the Corporation shall automatically be increased by two and the holders of the Series C Preferred Stock shall have the right, with holders of shares of any one or more other classes or series of Voting Parity Stock outstanding at the time, voting together as a class, to elect two directors (hereinafter the “Preferred Directors” and each a “Preferred Director”) to fill such newly created directorships at the Corporation’s next annual meeting of shareholders (or at a special meeting called for that purpose prior to such next annual meeting) and at each subsequent annual meeting of shareholders until all accrued and unpaid dividends for all past Dividend Periods, including the latest completed Dividend Period (including, if applicable as provided in Section 3(a) above, dividends on such amount), on all outstanding shares of Series C Preferred Stock have been declared and paid in full at which time such right shall terminate with respect to the Series C Preferred Stock, except as herein or by law expressly provided, subject to revesting in the event of each and every subsequent default of the character above mentioned; provided that it shall be a qualification for election for any Preferred Director that the election of such Preferred Director shall not cause the Corporation to violate any corporate governance requirements of any securities exchange or other trading facility on which securities of the Corporation may then be listed or traded that listed or traded companies must have a majority of independent directors. Upon any termination of the right of the holders of shares of Series C Preferred Stock and Voting Parity Stock as a class to vote for directors as provided above, the Preferred Directors shall cease to be qualified as directors, the term of office of all Preferred Directors then in office shall terminate immediately and the authorized number of directors shall be reduced by the number of Preferred Directors elected pursuant hereto. Any Preferred Director may be removed at any time, with or without cause, and any vacancy created thereby may be filled, only by the affirmative vote of the holders a majority of the shares of Series C Preferred Stock at the time outstanding voting separately as a class together with the holders of shares of Voting Parity Stock, to the extent the voting rights of such holders described above are then exercisable. If the office of any Preferred Director becomes vacant for any reason other than removal from office as aforesaid, the remaining Preferred Director may choose a successor who shall hold office for the unexpired term in respect of which such vacancy occurred.

(c) Class Voting Rights as to Particular Matters. So long as any shares of Series C Preferred Stock are outstanding, in addition to any other vote or consent of shareholders required by law or by the Charter, the vote or consent of the holders of at least 66  2/3% of the shares of Series C Preferred Stock at the time outstanding, voting as a separate class, given in person or by proxy, either in writing without a meeting or by vote at any meeting called for the purpose, shall be necessary for effecting or validating:

(i) Authorization of Senior Stock. Any amendment or alteration of the Certificate of Designations for the Series C Preferred Stock or the Charter to authorize or create or increase the authorized amount of, or any issuance of, any shares of, or any securities convertible into or exchangeable or exercisable for shares of, any class or series of capital stock of the Corporation ranking senior to Series C Preferred Stock with respect to either or both the payment of dividends and/or the distribution of assets on any liquidation, dissolution or winding up of the Corporation;

(ii) Amendment of Series C Preferred Stock. Any amendment, alteration or repeal of any provision of the Certificate of Designations for the Series C Preferred Stock or the Charter (including, unless no vote on such merger or consolidation is required by Section 7(c)(iii) below, any amendment, alteration or repeal by means of a merger, consolidation or otherwise) so as to adversely affect the rights, preferences, privileges or voting powers of the Series C Preferred Stock; or

(iii) Share Exchanges, Reclassifications, Mergers and Consolidations. Any consummation of a binding share exchange or reclassification involving the Series C Preferred Stock, or of a merger or consolidation of the Corporation with another corporation or other entity, unless in each case (x) the shares of Series C Preferred Stock remain outstanding or, in the case of any such merger or consolidation with respect to which the Corporation is not the surviving or resulting entity, are converted into or exchanged for preference securities of the surviving or resulting entity or its ultimate parent, and (y) such shares remaining outstanding or such preference securities, as the case may be, have such rights, preferences, privileges and voting powers, and limitations and restrictions thereof, taken as a whole, as are not materially less favorable to the holders thereof than the rights, preferences, privileges and voting powers, and limitations and restrictions thereof, of Series C Preferred Stock immediately prior to such consummation, taken as a whole;

provided, however, that for all purposes of this Section 7(c), any increase in the amount of the authorized Preferred Stock, including any increase in the authorized amount of Series C Preferred Stock necessary to satisfy preemptive or similar rights granted by the Corporation to other persons prior to the Signing Date, or the creation and issuance, or an increase in the authorized or issued amount, whether pursuant to preemptive or similar rights or otherwise, of any other series of Preferred Stock, or any securities convertible into or exchangeable or exercisable for any other series of Preferred Stock, ranking equally with and/or junior to Series C Preferred Stock with respect to the payment of dividends (whether such dividends are cumulative or non-cumulative) and the distribution of assets upon liquidation, dissolution or winding up of the Corporation will not be deemed to adversely affect the rights, preferences, privileges or voting powers, and shall not require the affirmative vote or consent of, the holders of outstanding shares of the Series C Preferred Stock.

(d) Changes after Provision for Redemption. No vote or consent of the holders of Series C Preferred Stock shall be required pursuant to Section 7(c) above if, at or prior to the time when any such vote or consent would otherwise be required pursuant to such Section, all outstanding shares of the Series C Preferred Stock shall have been redeemed, or shall have been called for redemption upon proper notice and sufficient funds shall have been deposited in trust for such redemption, in each case pursuant to Section 5 above.

(e) Procedures for Voting and Consents. The rules and procedures for calling and conducting any meeting of the holders of Series C Preferred Stock (including, without limitation, the fixing of a record date in connection therewith), the solicitation and use of proxies at such a meeting, the obtaining of written consents and any other aspect or matter with regard to such a meeting or such consents shall be governed by any rules of the Board of Directors or any duly authorized committee of the Board of Directors, in its discretion, may adopt from time to time, which rules and procedures shall conform to the requirements of the Charter, the Bylaws, and applicable law and the rules of any national securities exchange or other trading facility on which Series C Preferred Stock is listed or traded at the time.

Section 8. Record Holders. To the fullest extent permitted by applicable law, the Corporation and the transfer agent for Series C Preferred Stock may deem and treat the record holder of any share of Series C Preferred Stock as the true and lawful owner thereof for all purposes, and neither the Corporation nor such transfer agent shall be affected by any notice to the contrary.

Section 9. Notices. All notices or communications in respect of Series C Preferred Stock shall be sufficiently given if given in writing and delivered in person or by first class mail, postage prepaid, or if given in such other manner as may be permitted in this Certificate of Designations, in the Charter or Bylaws or by applicable law. Notwithstanding the foregoing, if shares of Series C Preferred Stock are issued in book-entry form through The Depository Trust Corporation or any similar facility, such notices may be given to the holders of Series C Preferred Stock in any manner permitted by such facility.

Section 10. No Preemptive Rights. No share of Series C Preferred Stock shall have any rights of preemption whatsoever as to any securities of the Corporation, or any warrants, rights or options issued or granted with respect thereto, regardless of how such securities, or such warrants, rights or options, may be designated, issued or granted.

Section 11. Replacement Certificates. The Corporation shall replace any mutilated certificate at the holder’s expense upon surrender of that certificate to the Corporation. The Corporation shall replace certificates that become destroyed, stolen or lost at the holder’s expense upon delivery to the Corporation of reasonably satisfactory evidence that the certificate has been destroyed, stolen or lost, together with any indemnity that may be reasonably required by the Corporation.

Section 12. Other Rights. The shares of Series C Preferred Stock shall not have any rights, preferences, privileges or voting powers or relative, participating, optional or other special rights, or qualifications, limitations or restrictions thereof, other than as set forth herein or in the Charter or as provided by applicable law.

AMENDED AND RESTATED ARTICLES OF INCORPORATION

OF

HAMPTON ROADS BANKSHARES, INC.

ARTICLE I

NAME

The name of the Corporation is:

Hampton Roads Bankshares, Inc.

ARTICLE II

PURPOSE

The purpose for which the Corporation is organized is to act as a bank holding company and to transact any and all lawful business, not required to be specifically stated in the Articles of Incorporation, for which corporations may be incorporated under the Virginia Stock Corporation Act (the “VSCA”).

ARTICLE III

CAPITAL STOCK

(a) The Corporation shall have the authority to issue 40,000,000 shares of Common Stock, par value $0.625 per share (the “Common Stock”), and 1,000,000 shares of Preferred Stock, no par value.

(b) Except as otherwise provided herein, the Board of Directors, by adoption of Articles of Amendment, may determine the preferences, limitations and relative rights, to the extent permitted by the VSCA, of any class of shares of Preferred Stock before the issuance of any shares of that class, or of one or more series within a class before the issuance of any shares of that series. Each class or series shall be appropriately designated by a distinguishing designation prior to the issuance of any share thereof. The Preferred Stock of all series shall have the preferences, limitations and relative rights identical with those of other shares of the same series and, except to the extent otherwise provided in the description of the series, with those of shares of other series in the same class. Dividends on outstanding shares of Preferred Stock shall be paid or declared and set apart for payment before any dividends shall be paid or declared and set apart for payment on outstanding shares of Common Stock with respect to the same dividend period. If upon any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the assets available for distribution to holders of shares of Preferred Stock of all series shall be insufficient to pay such holders the full preferential amount to which they are entitled, then such assets shall be distributed ratably among the shares of all series of Preferred Stock in accordance with the respective preferential amounts (including unpaid cumulative dividends, if any) payable with respect thereto.

(c) Pursuant to the provisions of these Articles of Incorporation and applicable law, 23,266 shares of Preferred Stock, no par value, of the Corporation be and hereby are designated as “Series A Preferred Stock”, and the number of shares of such series, and the voting and other powers, preferences and relative, participating, optional or other rights, and the qualifications, limitations and restrictions thereof, of the shares of such series, are as follows:

(i) Designation and Number of Shares. There is hereby created out of the authorized and unissued shares of preferred stock of the Corporation a series of preferred stock designated as the “Series A Preferred Stock”. The authorized number of shares of Series A Preferred Stock shall be 23,266.

(ii) Ranking. The Series A Preferred Stock shall, with respect to dividend rights and with respect to rights upon liquidation, winding up or dissolution, rank (i) pari passu to the Series B Preferred Stock (as defined below), (ii) except to the extent otherwise provided in its description, pari passu with any other series of Preferred Stock and (iii) senior and prior in right to the Common Stock.

(iii) Dividends. The holders of shares of Series A Preferred Stock are entitled to receive stated cash dividends from the Corporation at an annual rate of 8.75%, and no more, subject to declaration by the Board of Directors, at its sole discretion, from funds legally available for the payment of dividends. Dividends will be computed on the basis of a 360-day year of twelve 30-day months. Dividends on the Series A Preferred Stock will not be cumulative on a year-to-year basis. Dividends will be payable as they are declared by the Board of Directors at such time or times as it elects, and no holder of Series A Preferred Stock will have any right to receive any dividend unless and until that dividend has been declared by the Board of Directors. The stated annual dividend may be declared and paid in increments during each calendar year. In connection with each dividend payment, the Board of Directors may set a record date in advance of the payment date for the purpose of determining the holders of shares of Series A Preferred Stock who are entitled to receive that dividend.

No dividend shall be declared or paid during any calendar year on the Common Stock unless and until there shall have been paid in full to the holders of Series A Preferred Stock (or set apart for purposes of such payment), without preference or priority as between such shares or other series of Preferred Stock, not less than a pro rata portion of the stated annual dividend thereon for that calendar year, at the rate provided therefore, through the date on which the Corporation proposes to pay the cash dividend on the Common Stock. Shares of Series A Preferred Stock shall not participate in dividends paid with respect to any other class or series of the Corporation’s capital stock.

(iv) Liquidation. In the event of liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary (a “Corporate Event”), the holders of the Corporation’s Series A Preferred Stock, without preference or priority as between such shares or other series of Preferred Stock and on a pari passu basis with the Series B Preferred Stock, but prior to any distribution of assets to holders of the Common Stock, shall be entitled to receive from assets available for distribution to shareholders, for each such share held, a sum equal to $1,000.00 plus the amount of any dividend on such share which has been declared by the Board of Directors but has not yet been paid. Such distribution shall be considered full payment to the holders of Series A Preferred Stock, and such holders shall not participate with the holders of any other class or series of the Corporation’s capital stock in the distribution of any additional assets of the Corporation.

(v) Voting. Shares of Series A Preferred Stock shall be non-voting shares, and holders of Series A Preferred Stock shall have no right to vote on matters submitted to a vote of the Corporation’s shareholders except to the extent such voting rights are required by applicable law.

(vi) Redemption. After January 1, 2009, the Corporation shall have the right and option to redeem all or a portion of the outstanding shares of Series A Preferred Stock at the rate of $1,000.00 for each one whole share of Series A Preferred Stock. In the case of a redemption of less than all of the then outstanding shares of Series A Preferred Stock, the shares will be redeemed proportionately in such manner as its Board of Directors, at its sole discretion, considers reasonable and appropriate and, when made, the Board of Directors’ determination shall be final, conclusive and binding on all persons, including, without limitation, the Corporation and the holders of Series A Preferred Stock.

(d) Pursuant to the provisions of these Articles of Incorporation and applicable law, 37,550 shares of Preferred Stock, no par value, of the Corporation be and hereby are designated as “Series B Non-Convertible Non-Cumulative Perpetual Preferred Stock”, and the number of shares of such series, and the voting and other powers, preferences and relative, participating, optional or other rights, and the qualifications, limitations and restrictions thereof, of the shares of such series, are as follows:

(i) Designation and Number of Shares. There is hereby created out of the authorized and unissued shares of preferred stock of the Corporation a series of preferred stock designated as the “Series B Non-Convertible Non-Cumulative Perpetual Preferred Stock” (the “Series B Preferred Stock”). The authorized number of shares of Series B Preferred Stock shall be 37,550.

(ii) Ranking. The Series B Preferred Stock shall, with respect to dividend rights and with respect to rights upon liquidation, winding up or dissolution, rank (i) pari passu to the Series A Preferred Stock, (ii) except to the extent otherwise provided in its description, pari passu with any other series of Preferred Stock and (iii) senior and prior in right to the Common Stock.

(iii) Dividends. The holders of shares of Series B Preferred Stock are entitled to receive stated cash dividends from the Corporation at an annual rate of 12.0% and no more, subject to declaration by the Board of Directors, at its sole discretion, from funds legally available for the payment of dividends. Dividends will be computed on the basis of a 360-day year of twelve 30-day months. Dividends on the Series B Preferred Stock will not be cumulative. Dividends will be payable as they are declared by the Board of Directors at such time or times as it elects, and no holder of Series B Preferred Stock will have any right to receive any dividend unless and until that dividend has been declared by the Board of Directors. The stated annual dividend may be declared and paid in increments during each calendar year. In connection with each dividend payment, the Board of Directors may set a record date in advance of the payment date for the purpose of determining the holders of shares of Series B Preferred Stock who are entitled to receive that dividend.

No dividend shall be declared or paid during any calendar year on the Corporation’s Common Stock unless and until there shall have been paid in full to the holders of Series B Preferred Stock (or set apart for purposes of such payment), without preference or priority as between such shares or other series of Preferred Stock, not less than a pro rata portion of the stated annual dividend thereon for that calendar year, at the rate provided therefore, through the date on which the Corporation proposes to pay the cash dividend on the Common Stock. Shares of Series B Preferred Stock shall not participate in dividends paid with respect to any other class or series of the Corporation’s capital stock.

(iv) Liquidation. In the event of a Corporate Event, the holders of the Corporation’s Series B Preferred Stock, without preference or priority as between such shares or other series of Preferred Stock and on a pari passu basis with the Series A Preferred Stock, but prior to any distribution of assets to holders of the Common Stock, shall be entitled to receive from assets available for distribution to shareholders, for each such share held, a sum equal to $1,000.00 plus the amount of any dividend on such share which has been declared by the Board of Directors but has not yet been paid. Such distribution shall be considered full payment to the holders of Series B Preferred Stock, and such holders shall not participate with the holders of any other class or series of the Corporation’s capital stock in the distribution of any additional assets of the Corporation.

(v) Voting. Shares of Series B Preferred Stock shall be non-voting shares, and holders of Series B Preferred Stock shall have no right to vote on matters submitted to a vote of the Corporation’s shareholders except to the extent such voting rights are required by applicable law.

(vi) Redemption. After October 1, 2009, the Corporation shall have the right and option to redeem all or a portion of the outstanding shares of Series B Preferred Stock at the rate of $1,000.00 for each whole share of Series B Preferred Stock, subject to the prior approval of the Board of Governors of the Federal Reserve System, if necessary. In the case of a redemption of less than all of the then outstanding shares of Series B Preferred Stock, the shares will be redeemed proportionately in such manner as its Board of Directors, at its sole discretion, considers reasonable and appropriate and, when made, the Board of Directors’ determination shall be final, conclusive and binding on all persons, including, without limitation, the Corporation and the holders of Series B Preferred Stock.

ARTICLE IV

REGISTERED OFFICE AND REGISTERED AGENT

The post office address of the registered office shall be 999 Waterside Drive, Suite 200, Norfolk, Virginia 23510 in the City of Norfolk. The registered agent shall be Douglas J. Glenn, who is a resident of Virginia and a director of the Company, and whose business address is the same as the address of the registered office.

ARTICLE V

NO PREEMPTIVE RIGHTS

Except as otherwise set forth in the terms, preferences and rights of any class of series of shares of Preferred Stock hereafter authorized and issued pursuant to Article III(b) of these Articles of Incorporation, no holder of any shares of any class of the Corporation shall have any preemptive of preferential right to purchase or subscribe to (i) any shares of any class of the Corporation whether now or hereafter authorized; (ii) any warrants, rights or options to purchase any shares; or (iii) any securities or obligations convertible into any such shares or into warrants, rights or options to purchase such shares.

ARTICLE VI

LIMIT ON LIABILITY AND INDEMNIFICATION

(a) To the full extent that the VSCA, as it exists on the date hereof or may hereafter be amended, permits the limitation or elimination of the liability of directors or officers, a director or officer of the Corporation shall not be liable to the Corporation or its shareholders for monetary damages.

(b) To the full extent permitted and in the manner prescribed by the VSCA and any other applicable law, the Corporation shall indemnify a director or officer of the Corporation who is or was a party to any proceeding by reason of the fact that he is or was such a director or officer or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise.

(c) Reference herein to directors, officers, employees or agents shall include former directors, officers, employees and agents and their respective heirs, executors and administrators.

ARTICLE VII

BOARD OF DIRECTORS

(a) Number of Directors. The business and affairs of the Corporation shall be managed under the direction of the Board of Directors, subject to any requirement of action by the Corporation’s shareholders under the VSCA, these Articles of Incorporation or the Corporation’s Bylaws, as each may be amended from time to time. The Board of Directors shall consist of not less than eight (8) nor more than twenty-four (24) persons. The exact number of directors within the minimum and maximum limitations specified in the preceding sentence shall be fixed from time to time by the Board of Directors pursuant to a resolution adopted by a majority of the directors then in office.

(b) Classified Board of Directors. The Board of Directors shall be divided into three classes, Class A, Class B and Class C, as nearly equal in number as possible. Directors of the first class (Class A) shall be elected to hold office for a term expiring at the 2002 annual meeting of shareholders, directors of the second class (Class B) shall be elected to hold office for a term expiring at the 2003 annual meeting of shareholders, and directors of the third class (Class C) shall be elected to hold office for a term expiring at the 2004 annual meeting of shareholders. Beginning with the 2002 annual meeting of shareholders, the successors to the class of directors whose terms shall then expire shall be identified as being of the same class as the directors they succeed and elected to hold office for a term expiring at the third succeeding annual meeting of the shareholders. When and if the number of directors is changed, any newly created directorships or any decrease in directorships shall be apportioned among the classes by the Board of Directors as to make all classes as nearly equal in number as possible.

(c) Removal of Directors by Shareholders. Any director elected by the holders of the Corporation’s Common Stock may only be removed by shareholders for cause. For purposes of this Article VII(c), the term “cause” shall mean engaging in willful misconduct or a knowing violation of the criminal law or of any federal or state securities law, including, without limitation, any claim of unlawful insider trading or manipulation of the market for any security.

ARTICLE VIII

Any amendment to the Corporation’s Articles of Incorporation, a plan of merger or exchange, a transaction involving the sale of all substantially all of the Corporation’s assets other than in the regular course of business and a plan of dissolution shall be approved by the vote of a majority of all votes entitled to be cast on such transaction by each voting group entitled to vote on the transaction at a meeting at which a quorum of the voting group is present, provided that the transaction has been approved and recommended by at least two-thirds (2/3) of the directors in office at the time of such approval and recommendation. If the transaction is not so approved and recommended, then the transaction shall be approved by the vote of more than two-thirds of all votes entitled to be cast on such transactions by each voting group entitled to vote on the transaction. However, nothing in this Article VIII shall require a vote of the shareholders to approve any action in circumstances where the Virginia Stock Corporation Act permits the Board of Directors to take action without a shareholder vote.